FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 21 May 2004 – 31 May 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Lindsay Pyne to resign from Board         28 May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox

Linda Marie Cox Company Secretary

Dated:	31 May 2004

28 May 2004

Lindsay Pyne to resign from board

Telecom chairman Roderick Deane announced today that Lindsay Pyne would resign from the Board in September.

Dr Deane said he had accepted Mr Pyne’s notice of resignation with regret.

“Lindsay has found that his commitments in Asia have grown considerably since he took a position on the Board last year.

“Accordingly, he has indicated he will be unable to continue to commit the necessary time to his duties as a Telecom director.

“We will be sorry to lose Lindsay as his business expertise and international perspective has been of particular value to the Board.

“We have asked Lindsay to stay on as a director until September to ensure continuity of decision-making.

Dr Deane said the Board expected to announce a new appointment to the Board shortly.

ENDS

For more information please call

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303